Exhibit 4

For Immediate Release	Investors	Media
September 27, 2007	Catherine Forte	Maria Cantor
	(617) 768-6881	(617) 768-6690

Genzyme Affirms Purchase Price for Bioenvision at $5.60
Per Outstanding Share

CAMBRIDGE, Mass — Genzyme Corporation (Nasdaq: GENZ) confirmed today that it will not change its purchase price for Bioenvision (Nasdaq:  BIVN) at $5.60 in cash per outstanding common share as set forth in the merger agreement between the two companies.  Genzyme already owns approximately 22 percent of the outstanding shares of Bioenvision common stock on an as-converted basis, including 100 percent of its preferred stock that carry a unique set of rights and privileges.

“$5.60 per share is our best and final offer,” stated Mark J. Enyedy, president of Genzyme Oncology, a business unit of Genzyme Corporation.  “It reflects the full and fair value for Bioenvision common stock based on our extensive due diligence on the company, and our detailed understanding of the risks associated with, and investment required for, the further development of clofarabine.  We now all know that clofarabine will not be approved in adult AML in the European Union until 2008, at the earliest.”

Genzyme added that the merger agreement represents the culmination of a thorough auction process undertaken by the Bioenvision Board of Directors, during which more than 20 companies were contacted regarding a potential sale of the

Genzyme Corp. Affirms Offer Price to Purchase Bioenvision –  page 2 company.  No other offer was made prior to or following the announcement of the merger agreement with Genzyme.

Genzyme also noted several of the risks associated with Bioenvision remaining an independent public company have been made public through company disclosures in recent weeks, including the need to finance more than $100 million in operating losses through 2011.  In addition, since the merger agreement was signed in May, capital market conditions have deteriorated and Bioenvision has become subject to several potentially costly lawsuits.

Genzyme today sent a letter to the Board of Directors of Bioenvision confirming its position on price and the factors supporting this position.  Genzyme included that letter as an exhibit to an amendment to the Schedule 13D it has filed with the Securities and Exchange Commission in connection with its ownership of Bioenvision capital stock.

The merger agreement received unanimous support from the Bioenvision board of directors.  Earlier this month, the company mailed a proxy statement to its shareholders detailing the rationale for the merger and other material disclosures.  A special meeting of Bioenvision’s shareholders to vote on the merger with Genzyme is scheduled for next Thursday, October 4.   Should Genzyme not garner the majority support from shareholders for this merger, it is committed to playing an active and constructive role as a significant long-term shareholder of Bioenvision.

About Genzyme

One of the world’s leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases. Since

Genzyme Corp. Affirms Offer Price to Purchase Bioenvision –  page 3

1981, the company has grown from a small start-up to a diversified enterprise with more than 9,500 employees in locations spanning the globe and 2006 revenues of $3.2 billion. In 2007, Genzyme was chosen to receive the National Medal of Technology, the highest honor awarded by the President of the United States for technological innovation. In 2006 and 2007, Genzyme was selected by FORTUNE as one of the “100 Best Companies to Work for” in the United States.

With many established products and services helping patients in nearly 90 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences. The company’s products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant, and diagnostic testing. Genzyme’s commitment to innovation continues today with a substantial development program focused on these fields, as well as immune disease, infectious disease, and other areas of unmet medical need.

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